SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
______________________

FORM 6-K

REPORT OF A FOREIGN PRIVATE

ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For August 2021

Commission File Number 0-28800
______________________

DRDGOLD Limited

Constantia Office Park
Cnr 14th Avenue and Hendrik Potgieter Road
Cycad House, Building 17, Ground Floor
Weltevreden Park, 1709
South Africa

( Address of principal executive offices )
______________________

Indicate by check mark whether the registrant files or will file annual reports under cover of
Form 20-F or Form 40-F.

Form 20-F ☑

Form 40-F
☐

Indicate by check mark whether the registrant by furnishing the information contained in this
Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-
2(b) under the Securities Exchange Act of 1934.

Yes ☐

No
☑

If ''Yes''

is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Attached to the Registrant Form 6-K filing for the month of August 2021, incorporated by reference herein:

Exhibit

99.1
Release

dated

August

17,
20 21
,

“
CHANGE

TO

THE

BOARD

OF

DIRECTORS
–
APPOINTMENT

OF

CHAIRMAN

AND

CHANGE

TO

NOMINATIONS
COMMITTEE”

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DRDGOLD LIMITED
Date: August 17, 20 21   By: / s/   Riaan Davel
    Name: Riaan Davel
    Title: C hief Financial Officer

Exhibit 99.1

DRDGOLD LIMITED
(Incorporated in the Republic of South Africa)
(Registration number 1895/000926/06)
ISIN: ZAE000058723
JSE share code: DRD

NYSE trading symbol: DRD
(“ DRDGOLD ” or the “ Company ”)

CHANGE TO THE BOARD OF DIRECTORS

– APPOINTMENT OF CHAIRMAN AND CHANGE TO
NOMINATIONS COMMITTEE

DRDGOLD shareholders

(“
Shareholders
”) are

referred to

the announcement

published on

SENS on
Tuesday, 26 January 2021, wherein Shareholders were advised that Mr Geoffrey Campbell’s tenure as a director and chairman of the board of directors of the Company (“ Board ”) would come to an end with effect from 1 December 2021.
In

compliance

with

paragraph

3.59(c)

of

the

JSE

Limited

Listings

Requirements,

Shareholders

are
hereby

advised

that

Mr

Timothy

Cumming,

a

non-executive

director

of

the

Company,

will

replace
Mr   Campbell   as chairman
of

the

Board
and

the

nominations

committee
with

effect

from
1 December 2021.
In order to ensure good corporate governance in accordance with the recommendations of the King IV
Report on

Corporate Governance

for South

Africa 2016,

Mr Edmund

Jeneker will

remain as

the lead
independent director of the Company.

Johannesburg

17 August 2021

Sponsor

One Capital